

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2013

Via E-mail
Scott R. Silverman
Chief Executive Officer
Digital Angel Corporation
220 Congress Park Drive, Suite 200
Delray Beach, FL 33445

> **Re:** **Digital Angel Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 12, 2013**
> **Response dated July 23, 2013**
> **File No. 000-26020**

Dear Mr. Silverman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 from our letter dated July 22, 2013. Please note that the situation described in Note A of Schedule 14A is presented as an example only; it is not intended to limit the extent to which Note A may apply. In this regard, we are unaware of any temporal limitation on the application of Note A. In addition, we believe that, pursuant to Note A, your proxy statement should contain the information required by Items 13 and/or 14 of Schedule 14A because, at the time of the share exchange, the company covenanted to affect the reverse stock split and name change. Note A requires the company to provide information called by other items when a matter to be acted on "involves other matters with respect to which information is called for by other items of this schedule." Either provide us with a detailed legal analysis for your position that Note A should not apply to this information statement or revise to ensure that you provide all of the information required by Items 13 and/or Item 14 of Schedule 14A, as applicable.

Scott R. Silverman
Digital Angel Corporation
July 29, 2013
Page 2

   Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

       Sincerely,

       /s/ Celeste M. Murphy for

       Larry Spirgel
       Assistant Director